Exhibit 17.1

Retirement and Resignation Notice from Alan L. Rubino

To: Renovacare Board of Directors

From: Alan L. Rubino

Date; March 25, 2021

Dear Harmel and Kaiyo,

Please note that my resignation as a member of the Board of Directors of RenovaCare, Inc. and as its Chairman, President and Chief Executive Officer, effective March 25, 2021, is due to my desire to retire from full-time employment and was not due to any disagreements between me and the Company on any matter relating to the Company’s operations, policies, or practices.

/s/ Alan L. Rubino

Alan L. Rubino